[SHIP LOGO][VANGUARD /(R)/]
                                                                  April 11, 2005


Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                              via e-mail
450 Fifth Street, N.W., Fifth loor
Washington, D.C. 20549

Re:      VANGUARD TAX-MANAGED FUNDS; FILE NO. 811-07175

Dear Mr. Sandoe:

         Thank you for your comments of April 7, 2005 on the post-effective amendment of Vanguard Tax-Managed Funds' (the "Funds") registration statement. You commented on the post-effective amendment that was filed on February 18, 2005 pursuant to Rule 485(a). The following are our responses to each of your comments. Each prospectus page reference is to the Investor and Admiral Shares version of the prospectus.

COMMENT 1:  TAX-MANAGED GROWTH AND INCOME FUND (PROSPECTUS PAGE 6)
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Comment:          The Primary Investment Strategies section states that, "To minimize capital gains distributions, the Fund uses various trading techniques, including selling those shares with a higher tax basis." Describe what the "various trading techniques" are.

Response:         In response to your comment, we have revised the sentence to state, "[T]o minimize capital gains distributions caused by portfolio trades, the Fund sells portfolio securities with a higher tax basis."

COMMENT 2:  TAX-MANAGED SMALL-CAP FUND (PROSPECTUS PAGES 14 AND 21)
-------------------------------------------------------------------
Comment: Conform the language in the Primary Investment Strategies section for the Tax-Managed Small-Cap Fund to the "More on the Funds" section where it states that the Fund will invest "all or substantially all" rather than "substantially all" of the portfolio in stocks listed on the index.

Response:         Both sentences now read that the Tax-Managed Small-Cap Fund invests "all or substantially all" in stocks on the index.

Christian Sandoe, Esq.
U.S. Securities and Exchange Commission
April 11, 2005
Page 2


COMMENT 3:  INVESTMENT ADVISOR (PROSPECTUS PAGE 30)
---------------------------------------------------
Comment: In the Investment Advisor section of the prospectus, better clarify that George Sauter and Robert Auwaerter oversee, rather than do the day-to-day management, of the Tax-Managed Funds.

Response:         We believe that the disclosure is clear as written.  The
                  paragraph describing Mr. Sauter states that he is responsible for the "oversight of approximately $530 billion managed by Vanguard's Quantitative Equity and Fixed Income Groups." The paragraph describing Mr. Auwaerter states that he has "direct oversight responsibility for all money market, bond, and stable value portfolios managed by the Fixed Income Group..."
                  Furthermore, the introduction to the "Plain Talk About The
                  Funds' Portfolio Managers" clearly states that the individuals listed in the highlighted "Plain Talk" box are "primarily responsible for the day-to-day management of the Funds' portfolios." In light of our clear statements about the roles of each individual, we do not believe that it is necessary to state that Messrs. Sauter and Auwaerter do not have day-to-day management responsibilities for the Tax-Managed Funds.

COMMENT 4:        TANDY REQUIREMENTS
------------------------------------
Comment:          The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:

     o Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

     o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

     o Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:         As required by the SEC, we will provide the foregoing
                  acknowledgements.

Christian Sandoe, Esq.
U.S. Securities and Exchange Commission
April 11, 2005
Page 3


Christian Sandoe, Esq.
U.S. Securities and Exchange Commission
April 11, 2005
Page 2


                                    * * * * *

As required by the SEC, the Funds acknowledge that:

     o The Funds are responsible for the adequacy and accuracy of the disclosure in the filing.

     o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

     o The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please call me at (610) 503-2320 if you have any further questions.

                                                     Sincerely,


                                                    Christopher A. Wightman
                                                    Associate Counsel
                                                    The Vanguard Group, Inc.